UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2014

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Risk-Adjusted Capital Ratio Based on the Basel 3 Standards for the Third Quarter Ended December 31, 2013

Tokyo, February 14, 2014 — Mitsubishi UFJ Financial Group, Inc. hereby announces the risk-adjusted capital ratio based on the Basel 3 standards for the third quarter ended December 31, 2013 as stated below.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of December 31, 2013	As of March 31, 2013
(1) Common Equity Tier 1 capital ratio **	11.16%	11.70%
(2) Tier 1 capital ratio **	12.11%	12.74%
(3) Total capital ratio **	15.50%	16.68%
(4) Tier 1 capital	12,053.4	11,214.8
Common Equity Tier 1 capital	11,109.8	10,300.5
(5) Tier 2 capital	3,373.4	3,459.1
(6) Total capital (4)+(5)	15,426.9	14,673.9
(7) Risk weighted assets	99,479.4	87,968.6
(8) Required Capital *	7,958.3	7,037.4

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	As of December 31, 2013	As of March 31, 2013
(1) Common Equity Tier 1 capital ratio **	10.84%	11.71%
(2) Tier 1 capital ratio **	11.96%	13.11%
(3) Total capital ratio **	15.66%	17.51%
(4) Tier 1 capital	9,440.9	9,015.7
Common Equity Tier 1 capital	8,558.5	8,052.7
(5) Tier 2 capital	2,917.9	3,018.3
(6) Total capital (4)+(5)	12,358.9	12,034.1
(7) Risk weighted assets	78,909.4	68,719.3
(8) Required Capital *	6,312.7	5,497.5

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	As of December 31, 2013	As of March 31, 2013
(1) Common Equity Tier 1 capital ratio **	14.59%	13.12%
(2) Tier 1 capital ratio **	15.13%	13.77%
(3) Total capital ratio **	19.54%	17.79%
(4) Tier 1 capital	1,646.4	1,575.1
Common Equity Tier 1 capital	1,586.9	1,500.5
(5) Tier 2 capital	479.5	460.4
(6) Total capital (4)+(5)	2,125.9	2,035.5
(7) Risk weighted assets	10,875.1	11,437.2
(8) Required Capital *	870.0	914.9

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

	(in billions of yen)
	As of December 31, 2013	As of March 31, 2013
(1) Common Equity Tier 1 capital ratio **	11.25%	11.76%
(2) Tier 1 capital ratio **	13.28%	13.99%
(3) Total capital ratio **	17.36%	18.52%
(4) Tier 1 capital	9,018.0	8,685.4
Common Equity Tier 1 capital	7,635.5	7,301.3
(5) Tier 2 capital	2,765.9	2,815.5
(6) Total capital (4)+(5)	11,783.9	11,501.0
(7) Risk weighted assets	67,865.7	62,079.0
(8) Required Capital *	5,429.2	4,966.3

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

	(in billions of yen)
	As of December 31, 2013	As of March 31, 2013
(1) Common Equity Tier 1 capital ratio **	13.57%	12.49%
(2) Tier 1 capital ratio **	14.30%	13.22%
(3) Total capital ratio **	19.32%	17.94%
(4) Tier 1 capital	1,582.5	1,502.4
Common Equity Tier 1 capital	1,502.1	1,419.7
(5) Tier 2 capital	556.0	536.6
(6) Total capital (4)+(5)	2,138.6	2,039.0
(7) Risk weighted assets	11,064.2	11,360.6
(8) Required Capital *	885.1	908.8

Notes	*	8% of risk weighted assets
**

Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.

Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651